UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

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NEWS RELEASE

Release Time	IMMEDIATE

Date	19 October 2021

Release Number	23/21

BHP OPERATIONAL REVIEW FOR THE QUARTER ENDED 30 SEPTEMBER 2021

Note: All guidance is subject to further potential impacts from COVID-19 during the 2022 financial year.

•	We safely delivered reliable operational performance during the quarter as we executed a series of planned major maintenance activities across our assets.

•	All production and unit cost guidance(1) remains unchanged for the 2022 financial year.

•

Our major projects under development are tracking to plan, with two new projects, the Jansen Stage 1 potash project and the Shenzi North development project in the US Gulf of Mexico, approved during the September 2021 quarter. The Jansen shaft project is 96% complete, and the Trion oil project in Mexico moved into the Front End Engineering Design (FEED) phase and is expected to progress to a Final Investment Decision from mid-calendar year 2022.

•

The announced agreement to pursue a proposed merger of our Petroleum business with Woodside to create a global top 10 independent energy company is progressing to plan, with full form transaction documents expected in November 2021.

•

We announced our intention to unify our corporate structure under BHP’s existing Australian parent company subject to final Board and other approvals. Unification would create a simplified structure and enhance strategic flexibility. If approved, unification is expected to occur in March 2022 quarter.

•	In Petroleum, the Calypso appraisal well Bongos-3 in Trinidad and Tobago spud on 27 July 2021 and encountered hydrocarbons. A side track is currently being drilled to complete the appraisal.

•

In Copper exploration, BHP exercised its option to form an exploration joint venture with Red Tiger Resources for the Intercept Hill copper project, which borders BHP’s Oak Dam site in South Australia.

Production	Sep Q21 (vs Sep Q20)	Sep Q21 (vs Jun Q21)	Sep Q21 vs Jun Q21 commentary
Petroleum (MMboe)	27.5 3%	27.5 2%	Higher volumes due to increased production from Ruby and higher seasonal gas demand at Bass Strait, partially offset by lower production at North West Shelf and natural field decline.
Copper (kt)	376.5 (9%)	376.5 (7%)	Lower volumes at Olympic Dam due to the commencement of the planned smelter maintenance campaign, albeit approximately one month delayed due to COVID-19 related border restrictions.
Iron ore (Mt)	63.3 (4%)	63.3 (3%)	Lower volumes reflects planned major maintenance including car dumper one and the impacts of temporary rail labour shortages due to COVID-19 related border restrictions, which have improved during September 2021.
Metallurgical coal (Mt)	8.9 (9%)	8.9 (25%)	Lower volumes due to planned maintenance at BMA, a planned longwall move at Broadmeadow and mining in higher strip ratio areas at BMC. This was partially offset by record stripping at BMC reflecting a step up in underlying truck productivity at South Walker Creek.
Energy coal (Mt)	4.2 17%	4.2 (6%)	Lower volumes at NSWEC due to mining in higher strip ratio areas, partially offset by increased stripping enabled by continued improvement in underlying truck productivity.
Nickel (kt)	17.8 (20%)	17.8 (21%)	Lower volumes due to planned maintenance across the supply chain.

Group copper equivalent production decreased by 5% in the September 2021 quarter following lower minerals volumes largely a result of planned maintenance.

BHP Operational Review for the quarter ended 30 September 2021	2

Summary

BHP Chief Executive Officer, Mike Henry:

“BHP’s operations delivered reliably during the first quarter and we completed planned major maintenance activities across a number of our assets. We continue to skilfully navigate the ongoing challenges of COVID-19.

We progressed the ramp-up of production of high quality iron ore at South Flank and copper from the Spence Growth Option, and we delivered first nickel sulphate from our new plant at Kwinana.

We sanctioned the Jansen Stage 1 potash project in Canada, and made a series of targeted investments in copper and nickel exploration in Australia and Canada. These are aligned with our efforts to increase our exposure to future facing commodities and to position the portfolio to continue to deliver attractive returns and long-term value to shareholders.”

Operational performance

Production and guidance are summarised below.

Note: All guidance is subject to further potential impacts from COVID-19 during the 2022 financial year.

Production	Sep Q21	Sep Q21 vs Sep Q20	Sep Q21 vs Jun Q21	Current FY22 guidance
Petroleum (MMboe)	27.5	3%	2%	99 - 106	Unchanged
Copper (kt)	376.5	(9%)	(7%)	1,590 - 1,760
Escondida (kt)	243.7	(14%)	(1%)	1,000 - 1,080	Unchanged
Pampa Norte (kt)	67.5	59%	(3%)	330 - 370	Unchanged
Olympic Dam (kt)	29.5	(43%)	(42%)	140 - 170	Unchanged
Antamina (kt)	35.8	3%	(1%)	120 - 140	Unchanged
Iron ore (Mt)	63.3	(4%)	(3%)	249 - 259
WAIO (Mt)	62.3	(6%)	(3%)	246 - 255	Unchanged
WAIO (100% basis) (Mt)	70.6	(5%)	(3%)	278 - 288	Unchanged
Samarco (Mt)	1.0	100%	2%	3 - 4	Unchanged
Metallurgical coal (Mt)	8.9	(9%)	(25%)	39 - 44
Queensland Coal (100% basis) (Mt)	15.6	(9%)	(26%)	70 - 78	Unchanged
Energy coal (Mt)(i)	4.2	17%	(6%)	13 - 15
NSWEC (Mt)	4.2	17%	(6%)	13 - 15	Unchanged
Nickel (kt)	17.8	(20%)	(21%)	85 - 95	Unchanged
Assets held for sale
Energy coal - Cerrejón (Mt)(i)	2.1	98%	15%	n/a

(i)	Cerrejón production guidance has ceased reflecting the announced divestment of our interest in June 2021 and volumes will be reported separately from 1 July 2021 until transaction completion.

Major development projects

During the September 2021 quarter, the BHP Board approved an investment of US$5.7 billion (C$7.5 billion) for the Jansen Stage 1 project in Canada and US$544 million for the Shenzi North development project in the US Gulf of Mexico.

At the end of the September 2021 quarter, BHP had four major projects under development, in petroleum (Mad Dog Phase 2 and Shenzi North development) and potash (Jansen mine shafts and Jansen Stage 1), with a combined budget of US$11.2 billion over the life of the projects.

BHP Operational Review for the quarter ended 30 September 2021	3

Corporate update

In August 2021, we announced a merger proposal to combine our Petroleum business with Woodside Petroleum Ltd by an all-stock merger, subject to confirmatory due diligence, negotiation and execution of full form transaction documents and satisfaction of conditions precedent including required approvals. The proposed merger would create a global top 10 independent energy company by production and be the largest energy company on the Australian Stock Exchange. Execution of a Share Sale Agreement and Integration and Transition Services Agreement is expected to take place in November 2021. Following receipt of all approvals, the merger is expected to be completed in the second quarter of the 2022 calendar year with an effective date of 1 July 2021. An integration team with representatives from both companies has been established and is progressing integration planning activities, which includes developing a path to unlock estimated synergies of more than US$400 million per annum.

In August 2021, we also announced that we intend to unify our dual listed company (DLC) structure, subject to final Board approval, third party consents, regulatory, shareholder and court approvals. Unification would result in a corporate structure that is simpler, more efficient and improves portfolio flexibility to maximise value for shareholders over the long-term, including facilitating a simpler separation of Petroleum. Constructive engagement with regulators and third parties continues and the process remains on track. If all approvals are received, unification is expected to occur in the March 2022 quarter.

On 14 September 2021, BHP released its Climate Transition Action Plan 2021 (CTAP). The CTAP builds on the Climate Change Report we released in September last year and has been designed with reference to the structure of the Climate Action 100+ Net Zero Company Benchmark, which was established in late 2020. It provides an update on BHP’s performance in a format that responds to evolving investor assessment and disclosure frameworks, announces our enhanced position on Scope 3, and continues BHP’s demonstrated and long-term commitment to engagement and transparency on our approach to climate change.

In October 2021, we entered into renewable energy supply agreements that will see Olympic Dam reduce its operational emissions to zero for 50 per cent of its electricity consumption by 2025, based on current forecast demand. Iberdrola Renewable Energy Park near Port Augusta in South Australia will supply the renewable energy under the agreement and, once in operation in July 2022, will be Australia’s largest solar-wind hybrid plant. This announcement follows BHP’s entry into renewable energy agreements for BHP’s operations in Western Australia, Queensland and Chile.

In October 2021, we also signed a Memorandum of Understanding (MoU) with South Korea’s POSCO, one of the world’s largest steelmakers to jointly explore greenhouse gas emissions reduction technologies in the integrated steelmaking value chain.

Our Support Agreement with Noront Resources (Noront) to make an all-cash takeover offer for Noront remains in place. Noront owns an extensive land package that includes the Eagle’s Nest nickel and copper deposit in the James Bay Lowlands, Ontario, in an emerging metals area known as the Ring of Fire.

Samarco’s Judicial Reorganisation process is continuing in the Commercial Courts of Belo Horizonte, State of Minas Gerais. The Judicial Reorganisation is a means for Samarco to restructure its financial debts in order to establish a sustainable independent financial position as Samarco continues to rebuild its operations safely and meet its Renova Foundation obligations.

In addition, negotiations are ongoing with State and Federal Prosecutors and certain other Brazilian public authorities in relation to the review of the Framework Agreement. The Framework Agreement was entered into between Samarco, Vale and BHP Brasil and the relevant Brazilian authorities in March 2016 and established Foundation Renova to develop and implement environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure. The suspended R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim is under discussion as part of these negotiations, which were provided for in the Governance Agreement signed between the parties in 2018.

BHP Operational Review for the quarter ended 30 September 2021	4

Petroleum

Production

	Sep Q21	Sep Q21 vs Sep Q20	Sep Q21 vs Jun Q21
Crude oil, condensate and natural gas liquids (MMboe)	12.8	11%	4%
Natural gas (bcf)	88.4	(3%)	0%
Total petroleum production (MMboe)	27.5	3%	2%

Petroleum – Total petroleum production increased by three per cent to 28 MMboe. Guidance for the 2022 financial year remains unchanged at between 99 and 106 MMboe.

Crude oil, condensate and natural gas liquids production increased by eleven per cent to 13 MMboe, reflecting lower impact from weather events in the Gulf of Mexico, increased volumes from Ruby following first production in May 2021 and the additional 28 percent working interest acquired in Shenzi in November 2020, partially offset by natural field decline across the portfolio.

Natural gas production decreased by three per cent to 88 bcf, reflecting decreased production at North West Shelf and natural field decline across the portfolio, partially offset by increased volumes from Ruby and higher seasonal demand for gas at Bass Strait.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	Mid-CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of oil equivalent per day.	On schedule and budget. The overall project is 95% complete.
Shenzi North development (US Gulf of Mexico) 72% (operator)	392	CY24	A two-well subsea tie-in to the Shenzi platform, with the capacity to produce up to 30,000 gross barrels of oil equivalent per day.	Approved in August 2021.

On 5 August 2021, we announced an investment of US$544 million for Shenzi North development in the US Gulf of Mexico. The capital expenditure represents a 100 per cent share interest. BHP is the operator and holds a 72 per cent share in Shenzi North. Repsol holds the remaining 28 per cent working interest. First production is targeted for the 2024 calendar year.

We also announced the approval of US$258 million in capital expenditure to move the Trion oil project in Mexico into the Front End Engineering Design (FEED) phase. The focus of these studies will be on completion of the engineering, commercial arrangements and execution planning required to progress to a Final Investment Decision (FID) from mid-calendar year 2022.

In the September 2021 quarter, onshore construction and commissioning of the Mad Dog Phase 2 project’s semi-submersible floating production platform, Argos, was completed and it is in the process of being towed to the final location for offshore execution. First production from Mad Dog Phase 2 is expected in the middle of the 2022 calendar year.

In October 2021, one of the two Shenzi infill wells was brought online and early flowback results looks promising. Both Shenzi infill wells are expected to be online in the 2022 financial year.

Engineering work continues to progress at Scarborough. BHP and Woodside (the operator) have developed a plan towards Scarborough FID by the end of the 2021 calendar year prior to the proposed completion date for the merger. As part of this plan, BHP and Woodside have agreed an option for BHP to divest its 26.5 per cent interest in the Scarborough Joint Venture (JV) to Woodside and 50 per cent interest in the Thebe and Jupiter JVs to Woodside if the Scarborough JV takes a FID by 15 December 2021 and the merger does not proceed.

BHP Operational Review for the quarter ended 30 September 2021	5

Petroleum exploration

Exploration and appraisal wells drilled during the September 2021 quarter are summarised below.

Well	Location	Target	Formation age	BHP equity	Spud date	Water depth	Total well depth	Status
Bongos-3	Trinidad & Tobago Block TTDAA 14	Lowest hydrocarbons	Late Miocene	70% (BHP Operator)	27 July 2021	2,114 m	5,360 m	Hydrocarbons encountered
Bongos-3X	Trinidad & Tobago Block TTDAA 14	Gas	Late Miocene	70% (BHP Operator)	27 July 2021	2,114 m	4,197 m(i)	Drilling ahead(i)
Bongos-4	Trinidad & Tobago Block TTDAA 14	Gas	Late Miocene	70% (BHP Operator)	6 August 2021	2,177 m	3,368 m	Suspended(ii)

(i)	Well depth and status as at 30 September 2021.
(ii)	Bongos-4 will resume at completion of Bongos-3X.

In Trinidad and Tobago, the Calypso appraisal program is currently underway. The Bongos-3 well was spud on 27 July 2021 and the formation evaluation program was completed on 18 September 2021. The well encountered hydrocarbons and a side track (Bongos-3X) is currently being drilled for further appraisal. The Bongos-4 well was spud on 6 August 2021 and is currently suspended, with operations due to recommence following the completion of Bongos-3X operations.

In the central Gulf of Mexico, the Wasabi exploration well (GC124-001) was spud on 7 October 2021.

In Barbados, the government has approved our proposed seismic program and we plan to acquire a 3D seismic survey over a portion of the Bimshire and Carlisle Bay blocks. The survey is expected to commence in the December 2021 quarter.

Petroleum exploration expenditure for the September 2021 quarter was US$87 million, of which US$35 million was expensed. An approximate US$540 million exploration and appraisal program is being executed for the 2022 financial year.

BHP Operational Review for the quarter ended 30 September 2021	6

Copper

Production

	Sep Q21	Sep Q21 vs Sep Q20	Sep Q21 vs Jun Q21
Copper (kt)	376.5	(9%)	(7%)
Zinc (t)	33,289	(3%)	(6%)
Uranium (t)	531	(39%)	(14%)

Copper – Total copper production decreased by nine per cent to 377 kt. Guidance for the 2022 financial year remains unchanged at between 1,590 and 1,760 kt, with production weighted to the second half of the financial year.

In the September 2021 quarter, the operating environment for our Chilean assets improved due to high COVID-19 vaccination rates. However, some uncertainty related to COVID-19 impacts remains as the pandemic evolves.

Escondida copper production decreased by 14 per cent to 244 kt due to forecast concentrator feed grade decline. Guidance for the 2022 financial year remains unchanged at between 1,000 and 1,080kt. Decline in concentrator feed grade is expected to be approximately two per cent for the year. Medium term guidance of an annual average of 1.2 Mt of copper production over the next five years remains unchanged, with production expected to be weighted towards the latter years. On 13 August 2021, Escondida successfully completed negotiations for a new collective agreement with the Union N°1 of Operators and Maintainers, effective for 36 months from 2 August 2021.

Pampa Norte copper production increased by 59 per cent to 68 kt, reflecting the continued ramp-up of the Spence Growth Option (SGO), which has brought on a new concentrate stream. Guidance for the 2022 financial year remains unchanged at between 330 and 370 kt with the new stream of concentrate production at Spence partially offset by a forecast decline in stacking grade at Pampa Norte of approximately 10 per cent. The ramp up to full production capacity at SGO is expected to be complete by December 2021, following which Spence is forecast to average 300 ktpa of production (including cathodes) over the first four years of operation. On 11 September 2021, Cerro Colorado and Union N°1 (Operators and Maintainers) reached a new collective agreement, effective for 36 months from 1 September 2021.

Olympic Dam copper production decreased by 43 per cent to 30 kt, reflecting the ramp down and commencement of the major smelter maintenance campaign, approximately one month later than plan due to COVID-19 border restrictions impacting the availability of workforce. The maintenance campaign is expected to complete towards the end of the December 2021 quarter, followed by a ramp up to full capacity by March 2022. Guidance for the 2022 financial year remains unchanged at between 140 and 170 kt.

Antamina copper production increased by three per cent to 36 kt and zinc production decreased by three per cent to 33 kt, reflecting higher copper and lower zinc head grades. Guidance remains unchanged for the 2022 financial year, with copper production of between 120 and 140 kt, and zinc production of between 115 and 130 kt.

BHP Operational Review for the quarter ended 30 September 2021	7

Iron Ore

Production

	Sep Q21	Sep Q21 vs Sep Q20	Sep Q21 vs Jun Q21
Iron ore production (kt)	63,299	(4%)	(3%)

Iron ore – Total iron ore production decreased by four per cent to 63 Mt. Guidance for the 2022 financial year remains unchanged at between 249 and 259 Mt.

WAIO production decreased by six per cent to 62 Mt (71 Mt on a 100 per cent basis), mainly reflecting higher planned maintenance during the quarter, including major maintenance of car dumper one and the train load out at Jimblebar. Temporary rail labour shortages related to COVID-19 related border restrictions also had a minor impact. This was partially offset by strong mine performance and optimisation of Yandi’s end-of-life ramp-down. South Flank ramp up continues, with additional temporary crushing capacity to provide an ore for rail buffer during commissioning. Ramp up to full production capacity of 80 Mtpa (100 per cent basis) over three years remains unchanged.

On 7 September 2021, BHP received regulatory approval to increase capacity at our Port Hedland operations to 330 Mtpa (100 per cent basis), subject to the outcomes of standard appeals processes. Our near-term focus remains on sustainable achievement of 290 Mtpa, with plans to creep beyond this through productivity in the medium term. To support this on the 13 October 2021, the Board approved a port debottlenecking program which is expected to commence in the December 2021 quarter.

Samarco production was 1.0 Mt following the recommencement of iron ore pellet production at one concentrator in December 2020. Guidance of between 3 and 4 Mt (BHP share) remains unchanged for the 2022 financial year.

Coal

Production

	Sep Q21	Sep Q21 vs Sep Q20	Sep Q21 vs Jun Q21
Metallurgical coal (kt)	8,850	(9%)	(25%)
Energy coal (kt)	4,238	17%	(6%)

Metallurgical coal – Metallurgical coal production decreased by nine per cent to 9 Mt (16 Mt on a 100 per cent basis). Guidance for the 2022 financial year remains unchanged at between 39 and 44 Mt (70 and 78 Mt on a 100 per cent basis), with volumes weighted to the second half of the year following planned maintenance in the September 2021 quarter.

Queensland Coal production decreased as a result of planned wash plant maintenance at Goonyella and Peak Downs, planned dragline maintenance at Caval Ridge and mining in higher strip ratio areas at Poitrel in line with the mine plan. This was partially offset by record stripping at BMC and a significant uplift in truck productivity at South Walker Creek.

Energy coal – Energy coal production increased by 17 per cent to 4 Mt. Guidance for the 2022 financial year remains unchanged at between 13 and 15 Mt. Following our announcement to divest our interest in Cerrejón in June 2021, Cerrejón volumes are no longer included in energy coal guidance and will be reported separately until transaction completion, which is expected to occur in the second half of the 2022 financial year.

NSWEC production increased as a result of increased stripping volumes enabled by improved truck productivity and reduced wet weather impacts. The shiploader at the Newcastle port, which was damaged in November 2020, is now back in operation and operating at full design capacity.

BHP Operational Review for the quarter ended 30 September 2021	8

Other

Nickel production

	Sep Q21	Sep Q21 vs Sep Q20	Sep Q21 vs Jun Q21
Nickel (kt)	17.8	(20%)	(21%)

Nickel – Nickel West production decreased by 20 per cent to 18 kt, reflecting planned maintenance at the Kalgoorlie Smelter, Kwinana Refinery and the Leinster and Kambalda concentrators in the September 2021 quarter. Guidance for the 2022 financial year remains unchanged at between 85 and 95 kt. The first batch of nickel sulphate crystals were produced in the September 2021 quarter and customer certification is underway. We expect first saleable production in the December 2021 quarter.

Potash – In August 2021, we announced the approval of capital expenditure of US$5.7 billion (C$7.5 billion) for the Jansen Stage 1 project. Construction is expected to take approximately six years, followed by a ramp up period of two years, with first production expected in the 2027 calendar year.

A separate US$2.97 billion scope of work for construction of two shafts and associated infrastructure at the site is 96% complete and is expected to be complete in the 2022 calendar year.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Jansen Potash (Canada) 100%	2,972	CY27	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 96% complete. Target project completion in CY22.
Jansen Stage 1 (Canada) 100%	5,723	CY27	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa.	Approved in August 2021.

Minerals exploration

Minerals exploration expenditure for the September 2021 quarter was US$56 million, of which US$42 million was expensed. We have continued to add to our early stage options in future facing commodities. Greenfield minerals exploration is being undertaken on advancing copper targets in Chile, Ecuador, Colombia, Mexico, Peru, Canada, Australia and the south-west United States. Nickel targets are also being advanced in Canada and Australia. Specifically in copper, we are undertaking target drilling in Chile, Ecuador and the United States, while further drilling is planned in the 2022 financial year in Australia and Mexico.

On 14 October 2021, BHP exercised its option to form an exploration joint venture with Red Tiger Resources for the Intercept Hill copper project, which borders Oak Dam in South Australia. BHP’s joint venture interest commences at 65 per cent with the option to earn a further 10 per cent over the next three years. This follows BHP’s completion of Stage 1 of an exploration farm-in agreement with Red Tiger Resources, announced on 31 October 2018.

In October 2021, BHP also executed its farm-in agreement for the early-stage prospective Elliott copper project in the Northern Territory, Australia. On execution of the agreement, the area of tenements covered had increased by approximately 40 per cent since September 2020, up to 7,200 km2. Under the terms of the agreement, BHP can earn up to 75 per cent interest in Elliott by spending up to A$25 million over 10 years.

At Oak Dam in South Australia, BHP is continuing next stage resource definition drilling, after commencing the program in May 2021.

In nickel, additional to our Support Agreement with Noront Resources (Noront) to make an all-cash takeover offer for Noront, our Midland Exploration partners are progressing work towards drill-targets in northern Quebec for nickel sulphides.

BHP Operational Review for the quarter ended 30 September 2021	9

Variance analysis relates to the relative performance of BHP and/or its operations during the 2022 financial year compared with the 2021 financial year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Copper equivalent production based on 2021 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)

2022 financial year unit cost guidance: Petroleum US$11-12/boe, Escondida US$1.20-1.40/lb, WAIO US$17.50-18.50/t, Queensland Coal US$80-90/t and NSWEC US$62-70/t; based on exchange rates of AUD/USD 0.78 and USD/CLP 727.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil per day (MMbpd); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand barrels of oil equivalent per day (Mboe/d); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Group Limited, BHP Group plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 30 ‘Subsidiaries’ in section 3.1 of BHP’s 30 June 2021 Annual Report and Form 20-F. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release, particularly in light of the current economic climate and significant volatility, uncertainty and disruption arising in connection with COVID-19. These forward looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

BHP Operational Review for the quarter ended 30 September 2021	10

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stephanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

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BHP Operational Review for the quarter ended 30 September 2021	10

Production summary

		Quarter ended					Year to date
	BHP interest	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Sep 2021	Sep 2020
Petroleum (1)
Petroleum
Production
Crude oil, condensate and NGL (Mboe)		11,507	10,729	11,601	12,205	12,751	12,751	11,507
Natural gas (bcf)		90.9	78.5	82.6	88.6	88.4	88.4	90.9

Total (Mboe)		26,657	23,812	25,368	26,972	27,484	27,484	26,657

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	236.7	236.7	202.7	195.6	194.7	194.7	236.7
Pampa Norte (4)	100.0%	—	0.7	5.6	21.1	26.4	26.4	—
Antamina	33.8%	34.6	38.6	34.7	36.1	35.8	35.8	34.6

Total		271.3	276.0	243.0	252.8	256.9	256.9	271.3

Cathode (kt)
Escondida (3)	57.5%	47.9	50.9	46.6	51.1	49.0	49.0	47.9
Pampa Norte (4)	100%	42.5	53.6	46.4	48.3	41.1	41.1	42.5
Olympic Dam	100%	51.5	47.6	55.4	50.8	29.5	29.5	51.5

Total		141.9	152.1	148.4	150.2	119.6	119.6	141.9

Total copper (kt)		413.2	428.1	391.4	403.0	376.5	376.5	413.2

Lead
Payable metal in concentrate (t)
Antamina	33.8%	690	993	468	381	378	378	690

Total		690	993	468	381	378	378	690

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	34,398	41,909	33,299	35,483	33,289	33,289	34,398

Total		34,398	41,909	33,299	35,483	33,289	33,289	34,398

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	42,332	47,789	37,954	38,893	41,962	41,962	42,332
Pampa Norte (4)	100%	—	—	—	4,728	6,967	6,967	—
Olympic Dam (refined gold)	100%	36,608	23,837	37,075	48,478	26,277	26,277	36,608

Total		78,940	71,626	75,029	92,099	75,206	75,206	78,940

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,580	1,627	1,318	1,234	1,291	1,291	1,580
Pampa Norte (4)	100%	—	—	—	214	273	273	—
Antamina	33.8%	1,326	1,767	1,463	1,409	1,367	1,367	1,326
Olympic Dam (refined silver)	100%	157	193	275	185	191	191	157

Total		3,063	3,587	3,056	3,042	3,122	3,122	3,063

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	874	945	834	614	531	531	874

Total		874	945	834	614	531	531	874

Molybdenum
Payable metal in concentrate (t)
Pampa Norte (4)	100%	—	—	—	—	—	—	—
Antamina	33.8%	284	192	276	111	142	142	284

Total		284	192	276	111	142	142	284

BHP Operational Review for the quarter ended 30 September 2021	11

Production summary
		Quarter ended					Year to date
	BHP interest	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Sep 2021	Sep 2020
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	16,410	17,637	14,614	14,560	16,461	16,461	16,410
Area C Joint Venture	85%	11,889	11,567	13,010	15,920	18,947	18,947	11,889
Yandi Joint Venture	85%	17,666	16,413	16,112	18,405	11,834	11,834	17,666
Jimblebar (6)	85%	20,075	16,740	15,241	15,337	15,009	15,009	20,075
Samarco	50%	—	37	878	1,023	1,048	1,048	—

Total		66,040	62,394	59,855	65,245	63,299	63,299	66,040

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	7,365	7,539	7,727	9,253	6,715	6,715	7,365
BHP Mitsui Coal (8)	80%	2,325	1,983	1,863	2,570	2,135	2,135	2,325

Total		9,690	9,522	9,590	11,823	8,850	8,850	9,690

Energy coal
Production (kt)
NSW Energy Coal	100%	3,624	3,229	2,981	4,492	4,238	4,238	3,624

Total		3,624	3,229	2,981	4,492	4,238	4,238	3,624

Other
Nickel
Saleable production (kt)
Nickel West	100%	22.2	24.0	20.4	22.4	17.8	17.8	22.2

Total		22.2	24.0	20.4	22.4	17.8	17.8	22.2

Cobalt
Saleable production (t)
Nickel West	100%	238	236	273	241	177	177	238

Total		238	236	273	241	177	177	238

Assets held for sale (9)
Energy coal
Production (kt)
Cerrejón	33.3%	1,038	347	1,795	1,784	2,060	2,060	1,038

Total		1,038	347	1,795	1,784	2,060	2,060	1,038

(1)

LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe.

(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Cerrejón volumes will be reported separately from 1 July 2021 until transaction completion.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the quarter ended 30 September 2021	12

Production and sales report
		Quarter ended					Year to date
		Sep 2020	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Sep 2021	Sep 2020
Petroleum (1)
Bass Strait
Crude oil and condensate	(Mboe)	1,305	1,003	859	1,205	1,201	1,201	1,305
NGL	(Mboe)	1,660	1,057	1,035	1,563	1,655	1,655	1,660
Natural gas	(bcf)	34.1	23.4	22.7	32.8	35.8	35.8	34.1

Total petroleum products	(Mboe)	8,648	5,960	5,677	8,235	8,823	8,823	8,648

North West Shelf
Crude oil and condensate	(Mboe)	1,215	1,180	1,183	933	973	973	1,215
NGL	(Mboe)	162	165	188	177	148	148	162
Natural gas	(bcf)	29.6	30.4	31.1	26.5	24.3	24.3	29.6

Total petroleum products	(Mboe)	6,310	6,412	6,554	5,527	5,171	5,171	6,310

Pyrenees
Crude oil and condensate	(Mboe)	837	826	679	690	710	710	837

Total petroleum products	(Mboe)	837	826	679	690	710	710	837

Macedon (2)
Crude oil and condensate	(Mboe)	1	1	1	—	1	1	1
Natural gas	(bcf)	12.7	12.6	12.4	12.6	12.7	12.7	12.7

Total petroleum products	(Mboe)	2,118	2,101	2,068	2,100	2,118	2,118	2,118

Atlantis (3)
Crude oil and condensate	(Mboe)	2,421	2,385	2,590	3,117	3,171	3,171	2,421
NGL	(Mboe)	154	147	171	218	222	222	154
Natural gas	(bcf)	1.2	1.1	1.4	1.6	1.7	1.7	1.2

Total petroleum products	(Mboe)	2,775	2,715	2,994	3,602	3,676	3,676	2,775

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,211	930	1,209	1,099	1,155	1,155	1,211
NGL	(Mboe)	48	38	57	77	46	46	48
Natural gas	(bcf)	0.2	0.1	0.2	0.2	0.2	0.2	0.2

Total petroleum products	(Mboe)	1,292	985	1,299	1,209	1,234	1,234	1,292

Shenzi (3) (4)
Crude oil and condensate	(Mboe)	1,395	1,764	2,328	2,023	2,016	2,016	1,395
NGL	(Mboe)	71	87	130	87	102	102	71
Natural gas	(bcf)	0.3	0.3	0.4	0.1	0.4	0.4	0.3

Total petroleum products	(Mboe)	1,516	1,901	2,525	2,127	2,185	2,185	1,516

Trinidad/Tobago
Crude oil and condensate	(Mboe)	102	96	139	236	491	491	102
Natural gas	(bcf)	12.8	10.5	14.4	14.7	13.3	13.3	12.8

Total petroleum products	(Mboe)	2,235	1,846	2,539	2,686	2,708	2,708	2,235

Other Americas (3) (5)
Crude oil and condensate	(Mboe)	212	190	187	104	83	83	212
NGL	(Mboe)	2	11	—	8	3	3	2
Natural gas	(bcf)	—	0.1	—	0.1	—	—	—

Total petroleum products	(Mboe)	214	218	187	129	86	86	214

Algeria
Crude oil and condensate	(Mboe)	711	849	845	668	774	774	711

Total petroleum products	(Mboe)	711	849	845	668	774	774	711

BHP Operational Review for the quarter ended 30 September 2021	13

Production and sales report

		Quarter ended					Year to date
		Sep 2020	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Sep 2021	Sep 2020
Petroleum (1)
Total production
Crude oil and condensate	(Mboe)	9,410	9,224	10,020	10,075	10,575	10,575	9,410
NGL	(Mboe)	2,097	1,505	1,581	2,130	2,176	2,176	2,097
Natural gas	(bcf)	90.9	78.5	82.6	88.6	88.4	88.4	90.9

Total	(Mboe)	26,657	23,812	25,368	26,972	27,484	27,484	26,657

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe. Negative production figures represent finalisation adjustments.
(2)	Previously reported as ‘Other Australia’. No change to reported numbers.
(3)	Gulf of Mexico volumes are net of royalties.
(4)	BHP completed the acquisition of an additional 28% working interest in Shenzi on 6 November 2020, taking its total working interest to 72%.
(5)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Operational Review for the quarter ended 30 September 2021	14

Production and sales report

		Quarter ended					Year to date
		Sep 2020	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Sep 2021	Sep 2020
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	83,357	97,274	95,978	104,043	113,874	113,874	83,357
Concentrator throughput (2)	(kt)	34,733	36,303	32,654	31,903	33,528	33,528	34,733
Average copper grade - concentrator (3)	(%)	0.85%	0.83%	0.78%	0.77%	0.73%	0.73%	0.85%
Production ex mill	(kt)	243.9	246.1	207.8	202.8	201.2	201.2	243.9

Production
Payable copper	(kt)	236.7	236.7	202.7	195.6	194.7	194.7	236.7
Copper cathode (EW)	(kt)	47.9	50.9	46.6	51.1	49.0	49.0	47.9
- Oxide leach	(kt)	15.3	18.0	16.1	14.5	14.8	14.8	15.3
- Sulphide leach	(kt)	32.6	32.9	30.5	36.6	34.2	34.2	32.6

Total copper	(kt)	284.6	287.6	249.3	246.7	243.7	243.7	284.6

Payable gold concentrate	(troy oz)	42,332	47,789	37,954	38,893	41,962	41,962	42,332
Payable silver concentrate	(troy koz)	1,580	1,627	1,318	1,234	1,291	1,291	1,580

Sales
Payable copper	(kt)	237.1	244.3	196.9	194.1	190.5	190.5	237.1
Copper cathode (EW)	(kt)	46.5	47.7	49.6	49.6	46.7	46.7	46.5
Payable gold concentrate	(troy oz)	42,332	47,789	37,954	38,893	41,962	41,962	42,332
Payable silver concentrate	(troy koz)	1,580	1,627	1,318	1,234	1,291	1,291	1,580

(1)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(2)	Previously reported as ‘Sulphide ore milled’. No change to reported numbers.
(3)	Previously reported as ‘Average concentrator head grade’. No change to reported numbers.

BHP Operational Review for the quarter ended 30 September 2021	15

Production and sales report

		Quarter ended					Year to date
		Sep 2020	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Sep 2021	Sep 2020
Copper (continued)
Metals production is payable metal unless otherwise stated.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	12,618	6,750	6,153	5,498	5,378	5,378	12,618
Ore stacked (1)	(kt)	4,036	3,562	3,283	3,702	3,566	3,566	4,036
Average copper grade - stacked (2)	(%)	0.66%	0.58%	0.58%	0.58%	0.60%	0.60%	0.66%

Production
Copper cathode (EW)	(kt)	15.8	15.8	13.9	14.7	13.4	13.4	15.8

Sales
Copper cathode (EW)	(kt)	14.6	16.6	13.2	15.4	12.1	12.1	14.6

Spence
Material mined	(kt)	18,260	18,485	19,195	21,262	21,154	21,154	18,260
Ore stacked (1)	(kt)	4,408	5,602	5,536	4,609	5,258	5,258	4,408
Average copper grade - stacked (2)	(%)	1.10%	0.83%	0.64%	0.72%	0.64%	0.64%	1.10%
Concentrator throughput (3)	(kt)	—	1,207	2,471	4,929	5,786	5,786	—
Average copper grade - concentrator (4)	(%)	—	0.43%	0.58%	0.63%	0.65%	0.65%	—

Production
Payable copper	(kt)	—	0.7	5.6	21.1	26.4	26.4	—
Copper cathode (EW)	(kt)	26.7	37.8	32.5	33.6	27.7	27.7	26.7

Total copper	(kt)	26.7	38.5	38.1	54.7	54.1	54.1	26.7

Payable gold concentrate (5)	(troy oz)	—	—	—	4,728	6,967	6,967	—
Payable silver concentrate (5)	(troy koz)	—	—	—	214	273	273	—
Payable molybdenum (6)	(t)	—	—	—	—	—	—	—

Sales
Payable copper	(kt)	—	—	1.8	20.8	28.4	28.4	—
Copper cathode (EW)	(kt)	24.1	40.9	30.7	34.1	27.7	27.7	24.1
Payable gold concentrate (5)	(troy oz)	—	—	—	4,728	6,967	6,967	—
Payable silver concentrate (5)	(troy koz)	—	—	—	214	273	273	—
Payable molybdenum (6)	(t)	—	—	—	—	—	—	—

(1)	Previously reported as ‘Ore milled’. No change to reported numbers.
(2)	Previously reported as ‘Average copper grade’. No change to reported numbers.
(3)	New line reflecting ore processed through the concentrator.
(4)	New line reflecting the amount of copper contained in the ore processed through the concentrator.
(5)	New line reflecting payable metal contained in the copper concentrate.
(6)	New line reflecting payable molybdenum contained in the molybdenum concentrate. No saleable production in the September 2021 quarter.

BHP Operational Review for the quarter ended 30 September 2021	16

Production and sales report

		Quarter ended					Year to date
		Sep 2020	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Sep 2021	Sep 2020
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	45,458	57,029	53,762	63,393	66,581	66,581	45,458
Concentrator throughput (100%) (1)	(kt)	13,202	14,083	12,651	13,466	13,219	13,219	13,202
Average head grades
- Copper	(%)	0.94%	0.97%	0.94%	0.93%	0.97%	0.97%	0.94%
- Zinc	(%)	1.30%	1.30%	1.16%	1.24%	1.16%	1.16%	1.30%

Production
Payable copper	(kt)	34.6	38.6	34.7	36.1	35.8	35.8	34.6
Payable zinc	(t)	34,398	41,909	33,299	35,483	33,289	33,289	34,398
Payable silver	(troy koz)	1,326	1,767	1,463	1,409	1,367	1,367	1,326
Payable lead	(t)	690	993	468	381	378	378	690
Payable molybdenum	(t)	284	192	276	111	142	142	284

Sales
Payable copper	(kt)	33.8	40.7	31.7	37.3	32.7	32.7	33.8
Payable zinc	(t)	32,769	45,109	34,141	32,044	32,635	32,635	32,769
Payable silver	(troy koz)	1,310	1,728	1,342	1,540	1,103	1,103	1,310
Payable lead	(t)	748	945	689	556	232	232	748
Payable molybdenum	(t)	392	352	192	268	86	86	392

(1) Previously reported as ‘Sulphide ore milled (100%)’. No change to reported numbers.

Olympic Dam, Australia
Material mined (1)	(kt)	2,203	2,379	1,979	2,143	1,935	1,935	2,203
Ore Milled	(kt)	2,443	2,377	2,238	2,429	2,024	2,024	2,443
Average copper grade	(%)	2.03%	2.01%	2.02%	1.95%	2.03%	2.03%	2.03%
Average uranium grade	(kg/t)	0.53	0.60	0.61	0.56	0.55	0.55	0.53

Production
Copper cathode (ER and EW)	(kt)	51.5	47.6	55.4	50.8	29.5	29.5	51.5
Payable uranium	(t)	874	945	834	614	531	531	874
Refined gold	(troy oz)	36,608	23,837	37,075	48,478	26,277	26,277	36,608
Refined silver	(troy koz)	157	193	275	185	191	191	157

Sales
Copper cathode (ER and EW)	(kt)	49.5	46.6	55.6	52.7	29.1	29.1	49.5
Payable uranium	(t)	859	999	779	1,179	536	536	859
Refined gold	(troy oz)	36,054	21,390	38,852	47,300	24,654	24,654	36,054
Refined silver	(troy koz)	222	165	242	245	126	126	222

(1)	Material mined refers to underground ore mined, subsequently hoisted or trucked to surface.

BHP Operational Review for the quarter ended 30 September 2021	17

Production and sales report

		Quarter ended					Year to date
		Sep 2020	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Sep 2021	Sep 2020
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Western Australia Iron Ore, Australia
Production
Newman	(kt)	16,410	17,637	14,614	14,560	16,461	16,461	16,410
Area C Joint Venture	(kt)	11,889	11,567	13,010	15,920	18,947	18,947	11,889
Yandi Joint Venture	(kt)	17,666	16,413	16,112	18,405	11,834	11,834	17,666
Jimblebar (1)	(kt)	20,075	16,740	15,241	15,337	15,009	15,009	20,075

Total production	(kt)	66,040	62,357	58,977	64,222	62,251	62,251	66,040

Total production (100%)	(kt)	74,152	70,407	66,695	72,848	70,587	70,587	74,152

Sales
Lump	(kt)	17,056	16,703	15,593	16,410	17,546	17,546	17,056
Fines	(kt)	48,390	46,124	42,939	48,837	45,039	45,039	48,390

Total	(kt)	65,446	62,827	58,532	65,247	62,585	62,585	65,446

Total sales (100%)	(kt)	73,355	70,772	66,032	73,712	70,815	70,815	73,355

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	37	878	1,023	1,048	1,048	—

Sales	(kt)	—	—	646	1,052	1,111	1,111	—

(1)

Samarco commenced iron ore pellet production in December 2020 after meeting the licencing requirements to restart operations at the Germano complex in Minas Gerais and Ubu complex in Espírito Santo, Brazil.

BHP Operational Review for the quarter ended 30 September 2021	19

Production and sales report

		Quarter ended					Year to date
		Sep 2020	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Sep 2021	Sep 2020
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal, Australia
Production (1)
BMA
Blackwater	(kt)	1,184	1,737	1,416	1,887	1,403	1,403	1,184
Goonyella	(kt)	2,312	2,152	2,232	2,752	1,798	1,798	2,312
Peak Downs	(kt)	1,487	1,213	1,595	1,597	1,223	1,223	1,487
Saraji	(kt)	817	1,043	1,238	1,391	999	999	817
Daunia	(kt)	490	464	496	478	377	377	490
Caval Ridge	(kt)	1,075	930	750	1,148	915	915	1,075

Total BMA	(kt)	7,365	7,539	7,727	9,253	6,715	6,715	7,365

Total BMA (100%)	(kt)	14,730	15,078	15,454	18,506	13,430	13,430	14,730

BHP Mitsui Coal (2)
South Walker Creek	(kt)	1,238	1,118	1,031	1,500	1,462	1,462	1,238
Poitrel	(kt)	1,087	865	832	1,070	673	673	1,087

Total BHP Mitsui Coal	(kt)	2,325	1,983	1,863	2,570	2,135	2,135	2,325

Total Queensland Coal	(kt)	9,690	9,522	9,590	11,823	8,850	8,850	9,690

Total Queensland Coal (100%)	(kt)	17,055	17,061	17,317	21,076	15,565	15,565	17,055

Sales
BMA
Coking coal	(kt)	6,187	6,531	6,752	7,801	5,415	5,415	6,187
Weak coking coal	(kt)	977	936	1,038	1,069	734	734	977
Thermal coal	(kt)	58	3	206	400	576	576	58

Total BMA	(kt)	7,222	7,470	7,996	9,270	6,725	6,725	7,222

Total BMA (100%)	(kt)	14,444	14,940	15,992	18,540	13,450	13,450	14,444

BHP Mitsui Coal (2)
Coking coal	(kt)	671	604	357	535	313	313	671
Weak coking coal	(kt)	1,545	1,518	1,404	2,027	1,788	1,788	1,545

Total BHP Mitsui Coal	(kt)	2,216	2,122	1,761	2,562	2,101	2,101	2,216

Total Queensland Coal	(kt)	9,438	9,592	9,757	11,832	8,826	8,826	9,438

Total Queensland Coal (100%)	(kt)	16,660	17,062	17,753	21,102	15,551	15,551	16,660

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP interest in saleable production is 80%.
NSW Energy Coal, Australia
Production	(kt)	3,624	3,229	2,981	4,492	4,238	4,238	3,624

Sales thermal coal - export	(kt)	3,168	3,940	2,827	4,691	3,780	3,780	3,168

BHP Operational Review for the quarter ended 30 September 2021	20

Production and sales report

		Quarter ended					Year to date
		Sep 2020	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Sep 2021	Sep 2020
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Mt Keith
Nickel concentrate	(kt)	64.4	55.7	54.1	50.4	53.7	53.7	64.4
Average nickel grade	(%)	15.8	14.7	13.3	13.3	14.6	14.6	15.8

Leinster
Nickel concentrate	(kt)	66.2	72.8	71.5	71.4	73.8	73.8	66.2
Average nickel grade	(%)	9.0	9.5	10.2	10.5	8.9	8.9	9.0

Saleable production
Refined nickel (1)	(kt)	17.3	20.4	15.2	17.1	14.4	14.4	17.3
Nickel sulphate (2)	(kt)	—	—	—	—	—	—	—
Intermediates and nickel by-products (3)	(kt)	4.9	3.6	5.2	5.3	3.4	3.4	4.9

Total nickel	(kt)	22.2	24.0	20.4	22.4	17.8	17.8	22.2

Cobalt by-products	(t)	238	236	273	241	177	177	238

Sales
Refined nickel (1)	(kt)	17.1	20.9	15.0	17.8	13.8	13.8	17.1
Nickel sulphate (2)	(kt)	—	—	—	—	—	—	—
Intermediates and nickel by-products (3)	(kt)	4.6	2.6	5.9	4.0	3.9	3.9	4.6

Total nickel	(kt)	21.7	23.5	20.9	21.8	17.7	17.7	21.7

Cobalt by-products	(t)	238	237	273	241	177	177	238

(1)   High quality refined nickel metal, including briquettes and powder.

(2)   New line for nickel sulphate product. No saleable production in the September 2021 quarter.

(3)   Nickel contained in matte and by-product streams.

Assets held for sale (1)
Coal production is reported on the basis of saleable product.

Cerrejón, Colombia
Production	(kt)	1,038	347	1,795	1,784	2,060	2,060	1,038

Sales thermal coal - export	(kt)	994	370	1,746	1,619	2,180	2,180	994

(1)	Cerrejón volumes will be reported separately from 1 July 2021 until transaction completion.

BHP Operational Review for the quarter ended 30 September 2021	21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 19, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary